UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

COMMISSION FILE NUMBER 0-33505

______________

A. (Full title of the Plan)

Huntingdon Life Sciences, Inc.
Savings and Investment Plan

B. (Name of issuer of the securities held pursuant to the Plan)

Life Sciences Research, Inc.

(Address of principal executive office)

PO BOX 2360, METTLERS ROAD
EAST MILLSTONE
NJ 08875-2360
732-649-9961

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years
Ended December 31, 2007 and 2006	3

Notes to Financial Statements as of December 31, 2007 and 2006	4 – 11

Supplementary Information:

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2007 and 2006	13 – 14

Signatures	15

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm	16

*  Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of  Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator for
Huntingdon Life Sciences, Inc. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of Huntingdon Life Sciences, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of Huntingdon Life Sciences, Inc. Savings and Investment Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Hugh Scott, P.C.
Saddle Brook, New Jersey
September 23, 2008

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006
(In thousands)

	2007	2006
ASSETS:
INVESTMENTS:
Pooled Separate Accounts	$7,092	$6,096
Mutual Funds	2,817	2,280
Guaranteed Investment Contract	1,115	943
Life Sciences Research, Inc. Common Stock	7,762	5,806
Participant Loans	265	334
Total Investments	19,051	15,459
RECEIVABLES:
Participant Contributions	25	55
Employer Contributions	13	28
Total Receivables	38	83
TOTAL ASSETS	19,089	15,542
NET ASSETS AVAILABLE FOR BENEFITS	$19,089	$15,542

See Accompanying Notes to Financial Statements.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands)

	2007	2006
ADDITIONS:
Investment Income:
Net appreciation in fair value of investments	$2,867	$2,387
Interest income	33	26
Loan interest	21	17
Total Investment Income	2,921	2,430
Contributions:
Participants	1,161	998
Employer	585	490
Rollovers	1	22
Total Contributions	1,747	1,510
TOTAL ADDITIONS	4,668	3,940
DEDUCTIONS:
Benefits paid to participants	1,116	785
Administrative expenses	5	5
TOTAL DEDUCTIONS	1,121	790
NET INCREASE IN NET ASSETS	3,547	3,150
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	15,542	12,392
End of Year	$19,089	$15,542

See Accompanying Notes to Financial Statements.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF PLAN:

The following description of the Huntingdon Life Sciences, Inc. 401(k) Savings and Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Huntingdon Life Sciences, Inc. and its participating affiliates, (the "Employer") who are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may elect to contribute any whole percentage between 1% and 15% of their pre-tax annual compensation not to exceed the dollar limit set by the law, as defined in the Plan agreement; in 2007 and 2006, the limits are $15,500, and $15,000, respectively.  If any participant's compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation.  Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.  The Employer makes matching contributions equal to seventy-five percent (75%) of the participant's deferrals that do not exceed six percent (6%) of the participant's annual eligible compensation.  If required, the Plan permits the Employer to make qualified non-elective contributions to correct failures of certain nondiscrimination testing required under the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) transfer contributions and rollover contributions, if any, and (c) Plan earnings and appreciation in the value of investments; and charged with (a) distributions made to the participant and (b) allocation of Plan losses and depreciation in the value of the investments and (c) allocation of participant account administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and therefore, provides that participants may choose to direct their contribution, including Employer matching contribution, and/or part of their account balance among any of the Plan's nineteen (19) investment alternatives including Life Sciences Research, Inc. (the "Parent") Common Stock.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED):

Vesting

Participants are 100% vested immediately upon eligibility in their contributions, the Employer's contributions, and actual earnings thereon.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (a) $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the loan over the participant's current outstanding balance of loans; or (b) one-half of the present value of the accrued benefit of the employee under the Plan.  Participants may only have one (1) outstanding loan at any time.  Loans are secured and bear interest at rates ranging from 4.00% to 8.25% in 2007 and 4.00% to 9.50% in 2006.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits After Termination of Employment

On termination of service due to death, disability or retirement, a participant may elect, with the consent of the Employer, to have their benefit paid as a lump sum, an annuity contract, or as installments over a specified period of time.  In the event of the death of a participant, 100% of the participant's account will be paid to their beneficiary.  In the event of total and permanent disability, 100% of the participant's account will be distributed to the participant.  A participant may request early payment of their benefit upon separation of service, before retirement, death or disability, or once reaching age 59 ½.

Forfeited Accounts

Forfeited accounts may be used to reduce future Employer matching contributions, pursuant to the Plan document.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The pooled separate accounts are measured by using net unit value.  Purchases and sales of securities are recorded on trade-date basis.  Gains and losses are calculated on moving average basis.  Interest income is recorded on accrual basis.  Management fees and operating expenses charged to the Plan for investment options are deducted from income earned on a daily basis and are reflected as a reduction on net appreciation (depreciation) in fair value of investments.

The Plan presents in its statement of changes in net assets allowable for benefits, the net appreciation (or depreciation) in the fair value of investments which consist of the net realized gains and losses on disposal of investments and the net unrealized appreciation or depreciation of investments held by the Plan as of the end of the reporting period.  Participant loans are valued at their outstanding balances.

Risks and Uncertainties

The Plan has made available through Prudential Trust Company, various investment options.  These investment options are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' balances and the amounts reported in the statements of net assets available for benefit and the statement of changes in net assets available for benefits.  The Plan permits every participant to direct the investment of their account balances under the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

The costs and expenses of administrating the Plan are paid by plan participants with the exception of quarterly fees to the Plan, document services and on-site meetings. Such charges are paid by the Employer.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED):

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable.  SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings.  SFAS 157 is effective for fiscal years beginning after November 15, 2007 (2008 fiscal year), although early adoption is permitted.  In February 2008, the FASB formally provided a one-year deferral for the implementation of SFAS 157 only with regard to certain nonfinancial assets and liabilities (2009 fiscal year). The Plan has not yet determined the impact, if any, of SFAS 157 on the Plan's financial statements.

Valuation of Investments

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and AICPA Statement of Position  94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Assets Available for Benefits presents the fair value of the Plan's investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The Statement of Changes in Assets Available for Benefits is presented on a contract value basis.  The Plan has adopted the provisions of FSP and contract value is estimated to approximate fair value.

NOTE 3 - INVESTMENTS:

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006:
	(In thousands)
	2007	2006
Life Sciences Research, Inc. Common Stock	$7,762	$5,806
Janus Adviser Worldwide Account	1,139	918
Guaranteed Income Fund	1,115	943
Dryden S&P 500® Index Fund	1,821	1,683
Balanced Fund/Wellington Management and PIM	1,527	1,445

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 3 - INVESTMENTS (CONTINUED):

Total investment income for the year ended December 31, 2007 and 2006 is as follows:

	(In thousands)
	2007	2006
Net appreciation in fair value of investments	$2,867	$2,387
Interest income	33	26
Loan interest	21	17
Total Investment Income	$2,921	$2,430

Net Appreciation in fair value of investments by fund for the year ended December 31, 2007 and 2006 is as follows:
	(In thousands)
	2007	2006
Pooled Separate Accounts	$500	$597
Mutual Funds	178	300
Life Sciences Research, Inc. Common Stock	2,189	1,490
Net Appreciation in fair value of investments	$2,867	$2,387

Assets held for the years ended 2007 and 2006, at fair value:
	(In thousands)
	2007	2006
Pooled Separate Accounts	$7,092	$6,096
Mutual Funds	2,817	2,280
Guaranteed Investment Contract	1,115	943
Life Sciences Research, Inc. Common Stock	7,762	5,806
Participant Loans	265	334
Total Investments	$19,051	$15,459

Investment Funds Name Change:

Effective August 20, 2008, the Balanced/Wellington Management, SSGA FUND changed its name to the Balanced/Wellington Management, PIM Fund.

Effective April 4, 2008, the following fund name changes occurred:  the Lifetime20 Fund changed its name to Lifetime Aggressive Growth Fund; the Lifetime30 Fund changed its name to Lifetime Growth Fund; the Lifetime40 Fund changed its name to Lifetime Balanced Fund; the Lifetime50 Fund changed its name to Lifetime Conservative Fund; and the Lifetime60 Fund changed its name to Lifetime Income and Equity Fund.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The Form 5500 for the year ended December 31, 2007 has been prepared on the cash basis of accounting, which is another comprehensive basis of accounting.  The Form 5500 for the year ended December 31, 2006 had been prepared on the accrual basis. The following is a reconciliation of Net Assets Available for Benefits per the financial statements at December 31, 2007 and 2006 to Schedule H of Form 5500:

	(In thousands)
	2007	2006
Net assets available for benefits per financial statements	$19,089	$15,542
Add: Participant accrual due to utilizing accrual basis	-	18
Add: Employer accrual due to utilizing accrual basis	-	35
Less: Employer contributions receivables	(13)	(28)
Less: Participant contributions receivables	(25)	(55)
Net assets available for benefits per Schedule H of Form 5500	$19,051	$15,512

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2007 and 2006 to Schedule H of Form 5500:

	(In thousands)
	2007	2006
Net increase in net assets available for benefits
per financial statements	$3,547	$3,150
Add: Prior year employer contributions receivable	28	26
Add: Prior year participant contributions receivable	55	52
(Less)Add: Prior year employer accrual due to utilizing accrual basis	(18)	2
(Less)Add: Prior year participant accrual due to utilizing accrual basis	(35)	3
Less: Current year employer contributions receivable	(13)	(28)
Less: Current year participant contributions receivable	(25)	(55)
Changes in net assets available for benefits per
Schedule H of Form 5500	$3,539	$3,150

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 5 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 6 - TAX STATUS:

The Plan received a determination letter from the Internal Revenue Service dated September 4, 2001, stating the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Although the Plan has been amended, the Employer believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - RELATED PARTY TRANSACTIONS:

Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust F.S.B. are the Trustees of the Plan and receive compensation for their services, which is paid by the Employer.  Additionally, they receive payment of certain transactional costs directly from participants during the year.  As such they are considered parties-in-interest and the transactions have been determined to be non-prohibitive party-in-interest transactions as defined by ERISA.

At December 31, 2007 and 2006, the Plan held 386,144 and 400,437 shares, respectively, of common stock of the Parent, the ultimate owner of the sponsoring Employer, with a fair value of $7,761,500 and $5,806,343, respectively.

Certain employees and officers of the Employer, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

NOTE 8 - INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan entered into a benefit-responsive investment contract with Prudential Insurance and Annuity Company ("PRIAC").  PRIAC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value as reported to the Plan by PRIAC.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 8 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (CONTINUED):

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

At December 31, 2007 and 2006, the contract value is estimated to approximate fair value. The fair value of the investment contract at December 31, 2007 and 2006 was $1,114,903 and $942,527, respectively.  The average net interest rate after an asset charge of 1.00% was approximately 3.20% for 2007 and 2006.  The crediting interest rate is based on a formula agreed upon the issuer.  Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE 9 – SUBSEQUENT EVENTS:

Effective October 1, 2008, the deferral percentage limit has been increased; the total percent of eligible compensation participants may contribute as a pre-tax payroll deduction has increased from 15% to 50% (not to exceed the annually published IRS limit, $15,500 in 2008).

Effective October 1, 2008, the Plan allows over Age 50 Catch-Up contributions; participants over the age of 50, will be able to contribute additional tax-deferred "catch-up" funds of up to $5,000 (in 2008), in addition to their usual contribution elections.   Catch-up funds are not subject to company matching.

New and Replaced Investment Options

Effective June 2, 2008, the following investment options were added to/removed from the
Plan:
•	American Century Real Estate Fund (replaces Cohen & Steers Realty Fund)
•	Core Bond Plus PIMCO (replaces Core Bond / BSAM Fund)

Effective June 2, 2008, the following investment options were added to the Plan:

•	Self-Directed Brokerage Account
•	Thornberg International Value Fund

Effective July 29, 2008, the following investment option was added to the Plan:

•	"Income Flex" - for Participants Aged 50 or Above

SUPPLEMENTARY INFORMATION

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN

EIN:  22-3405025, PLAN #:  001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2007

				(In thousands)
	Identity of issue, borrower,	Description of Investment;	Number of	Current
	lessor, or similar party	rate of interest	Shares/Units	Value
*	Guaranteed Income Fund	Stable Value Fund	38,245.33	$1,115
*	Dryden S&P 500® Index Fund	Pooled Separate Account	20,786.46	1,821
*	Balanced Fund/Wellington Management and PIM	Pooled Separate Account	113,832.24	1,527
*	Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account	59,748.58	864
*	Core Bond / BSAM Fund	Pooled Separate Account	45,011.79	709
*	Lifetime Balanced Fund	Pooled Separate Account	30,921.43	555
*	Small Cap Blend / WHV Fund	Pooled Separate Account	28,825.31	478
*	Large Cap Growth/Turner Investment Partners Fund	Pooled Separate Account	22,722.96	364
*	Lifetime Growth Fund	Pooled Separate Account	18,545.12	341
*	Lifetime Conservative Growth Fund	Pooled Separate Account	12,159.04	216
*	Lifetime Aggressive Growth Fund	Pooled Separate Account	10,839.17	201
*	Lifetime Income & Equity Fund	Pooled Separate Account	906.11	16
*	Janus Adviser Worldwide Account	Mutual Fund	27,655.54	1,139
*	Waddell & Reed Advisors Accumulative Fund	Mutual Fund	92,114.81	929
*	American Century Equity Income Fund	Mutual Fund	22,436.57	264
*	AIM Small Cap Growth Fund	Mutual Fund	5,772.89	219
*	Cohen & Steers Realty Fund	Mutual Fund	5,854.32	136
*	Janus Adviser Balanced Account	Mutual Fund	3,306.72	130
*	Life Science Research, Inc. Common Stock	Common Stock	386,144.30	7,762
*	Participant Loans	Interest (4.00%-8.25%)	-	265
				$19,051

    * Represents a non-prohibitive party-in-interest as defined by ERISA

HUNTINGDON LIFE SCIENCES, INC. SAVINGS AND INVESTMENT PLAN

EIN:  22-3405025, PLAN #:  001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2006

				(In thousands)
	Identity of issue, borrower,	Description of Investment;	Number of	Current
	lessor, or similar party	rate of interest	Shares/Units	Value
*	Guaranteed Income Fund	Stable Value Fund	33,366.93	$943
*	Dryden S&P 500® Index Fund	Pooled Separate Account	20,164.62	1,683
*	Balanced/Wellington Management, SSGA Fund	Pooled Separate Account	104,893.99	1,445
*	Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account	57,198.71	685
*	Core Bond / BSAM Fund	Pooled Separate Account	44,828.56	669
*	Lifetime 40 Fund	Pooled Separate Account	27,172.50	458
*	Small Cap Blend / WHV Fund	Pooled Separate Account	25,154.05	374
*	Large Cap Growth/Turner Investment Partners Fund	Pooled Separate Account	17,778.27	234
*	Lifetime 30 Fund	Pooled Separate Account	14,399.16	249
*	Lifetime 50 Fund	Pooled Separate Account	9,105.85	153
*	Lifetime 20 Fund	Pooled Separate Account	7,784.35	136
*	Lifetime 60 Fund	Pooled Separate Account	594.65	10
*	Janus Adviser Worldwide Account	Mutual Fund	24,257.09	918
*	Waddell & Reed Advisors Accumulative Fund	Mutual Fund	83,060.63	735
*	American Century Equity Income Fund	Mutual Fund	18,499.18	214
*	AIM Small Cap Growth Fund	Mutual Fund	4,881.55	166
*	Cohen & Steers Realty Fund	Mutual Fund	5,876.34	171
*	Janus Adviser Balanced Account	Mutual Fund	2,111.47	76
*	Life Science Research, Inc. Common Stock	Common Stock	400,437.48	5,806
*	Participant Loans	Interest (4.0%-9.5%)	-	334
				$15,459

* Represents a non-prohibitive party-in-interest as defined by ERISA

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntingdon Life Sciences, Inc. Savings and Investment Plan
(Name of the Plan)

By: /s/ Mark Bibi

__________________________________________
Secretary and General Counsel
Life Sciences Research, Inc.

Date:  November 03, 2008

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Huntingdon Life Sciences, Inc. Savings and Investment Plan

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-139199 and 333-110925) pertaining to the Huntingdon Life Sciences, Inc. Savings and Investment Plan of our report dated September 23, 2008, with respect to the financial statements and schedule of the Huntingdon Life Sciences, Inc. Savings and Investment Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2007 and 2006.

Hugh Scott, P.C.
Saddle Brook, New Jersey
September 23, 2008

Date:  November 03, 2008